UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F

☐  Form 40-F

EXPLANATORY NOTE

ENTRY INTO TRANSACTION AGREEMENT

Transaction Agreement

On May 27, 2024, Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (“Atlantica” or the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), a vehicle controlled by funds managed or advised by Energy Capital Partners (“ECP”) and which includes a large group of institutional co-investors.

The Transaction Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Bidco, will acquire the entire issued and to be issued share capital of the Company pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme” and such acquisition, the “Transaction”), a draft form of which is attached to the Transaction Agreement. Capitalized terms not defined herein will have the meaning ascribed to them in the Transaction Agreement.

Algonquin Power & Utilities Corp. (“AQN”) and Liberty (AY Holdings), B.V. (“Liberty”) and certain directors and officers of the Company who are direct and indirect shareholders of the Company, have agreed to support the Transaction and entered into a Voting and Transaction Support Agreement with Bidco and the Company. Please refer to “AQN Support Agreement” and “Director Support Agreements” below for further details.

Bidco has secured committed financing in connection with the Transaction, consisting of a combination of (i) equity to be provided by certain funds managed and advised by ECP, who have agreed to capitalize Bidco subject to the terms and conditions set forth in an equity commitment letter, and (ii) debt financing to be provided by the sources thereof, subject to the terms and conditions set forth in a debt commitment letter. In addition, an affiliate of Bidco has provided a limited guarantee with respect to the payment of the termination fee payable by Bidco, in each case, subject to the terms of the Transaction Agreement and of such limited guarantee.

The transaction is expected to close in the fourth quarter of 2024 or early first quarter of 2025, provided that all the conditions to the Transaction and Closing detailed below are fulfilled or waived by such date.

Consideration

If the Transaction is completed:

•	the Company’s ordinary shares (“Company Shares”) will be acquired by Bidco pursuant to the Scheme; and

•
each holder of Company Shares as of the record time for the Scheme will, on the terms set out in the Scheme, have the right to receive, for each Company Share held by such holder at such time, an amount equal to $22.00 in cash (the “Per Share Consideration”).

Conditions to the Transaction and Closing

The respective obligations of the Company and Bidco to consummate the Transaction are subject to the satisfaction or waiver (to the extent permitted by law) of a number of customary conditions, including: (1) approval by the Company’s shareholders of the Scheme; (2) sanction of the Scheme by the High Court of Justice of England and Wales (the “Court”); (3) delivery of a copy of the Court Order to the Registrar of Companies of England and Wales; (4) the absence of any order or law prohibiting or making illegal the consummation of the Transaction; (5) certain approvals from regulatory and governmental authorities (or, as applicable, expiration or termination of applicable waiting periods), including, among others, clearance under the HSR Act, by the Committee on Foreign Investment in the United States, in Spain under Law 19/2003 of July 4, 2003, and by the Federal Energy Regulatory Commission; (6) compliance by the other party in all material respects with such other party’s obligations, agreements and covenants under the Transaction Agreement required to be performed at or prior to Closing; (7) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Transaction Agreement; and (8) the absence of any Company Material Adverse Effect (as defined in the Transaction Agreement).

Under the Transaction Agreement, the parties have agreed that (i) Closing shall not occur prior to August 26, 2024 without the consent of Bidco and (ii) if, at the time all Closing conditions have been satisfied or waived (other than those that are to be satisfied at Closing), certain third-party consents have not yet been obtained, then Closing shall not occur prior to November 27, 2024 without the consent of Bidco and the Company.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties given by the Company, including, among others, representations and warranties relating to corporate existence and power; organizational documents; corporate authorization; performance and enforceability of the Transaction Agreement; absence of conflicts; pre-transaction capitalization; SEC and UK company filings and financial statements; absence of certain changes; real property and sufficiency of assets; permits; compliance with laws; certain business practices; sanctions and trade controls; litigation; intellectual property; taxes; material contracts; employees and benefit plans; privacy and data security; environmental matters; trading; U.S. and non-U.S. energy regulatory compliance; insurance; finders’ fees; and government contracts.

The Company also represented that it received a fairness opinion from Citigroup Global Markets Inc., the Company’s financial advisor.

The Transaction Agreement also contains customary representations and warranties given by Bidco, including, among others, representations and warranties relating to corporate existence and power; corporate authorization; performance and enforceability of the Transaction Agreement; absence of conflicts; Bidco’s organizational documents; execution of the limited guarantee given by ECP; equity and debt financing commitments; governmental authorization; pre-transaction capitalization; prior ownership of Company securities; litigation; Bidco’s operation; finders’ fees; and absence of arrangements with the Company’s shareholders and management.

The representations and warranties of the Company and Bidco will not survive Closing.

Covenants

The Transaction Agreement includes customary covenants of the Company, including, among others, covenants by the Company to (i) conduct its business in the ordinary course of business and refrain from taking specified actions that are outside of the ordinary course of business without the consent of Bidco; (ii) refrain from soliciting, initiating or engaging in discussions with respect to any Acquisition Proposal; (iii) obtain certain payoff letters, lien releases and consents in connection with the Payoff Indebtedness; and (iv) terminate certain agreements with Affiliates of the Company Group.

The Transaction Agreement also includes certain covenants of the parties, including, among others, covenants providing that (i) the parties will use reasonable best efforts to consummate the Transaction, including obtaining the regulatory approvals necessary to complete the Transaction, subject to specified limitations set forth in the Transaction Agreement; (ii) the Company will use reasonable best efforts to make or obtain certain third-party notices or consents; (iii) Bidco will use commercially reasonable efforts to consummate and obtain the Financing on the terms set forth in the Financing Documents; and (iv) the Company will use commercially reasonable efforts to provide such cooperation as reasonably requested by Bidco in connection with the arrangement of the Debt Financing.

Treatment of Equity Awards

Under the Transaction Agreement:

•
each Company RSU that is outstanding immediately prior to the time when the Scheme of Arrangement becomes effective (the “Effective Time”) will become vested at the Effective Time (with any performance vesting conditions applicable to each such Company RSU deemed to have been achieved at levels based on actual performance as of the Closing Date) and be immediately canceled and converted into the right to receive a lump-sum in cash equal to the product of (i) the sum of (1) the Per Share Consideration plus (2) the cash amount equal to the sum of all dividends or distributions paid by the Company in respect of a Company Share from the “effective date” of the Company RSU, as set out in the applicable award agreement, to the Effective Time, and (ii) the number of Company Shares subject to such Company RSU; and

•
each Company Share Option, which are currently all out of the money, that is outstanding and unexercised immediately prior to the Effective Time will vest as at the Effective Time and be immediately and automatically canceled and converted into the right to receive at the Effective Time a lump-sum in cash equal to the product of (i) the excess, if any, of (1) the Per Share Consideration, over (2) the exercise price of such Company Share Option (expressed on a per share basis), multiplied by (ii) the total number of Company Shares subject to such vested Company Share Option immediately prior to the Effective Time; provided, that, if the per share exercise price of any such Company Share Option that is outstanding as of immediately prior to the Effective Time (expressed on a per share basis) is equal to or greater than the Per Share Consideration, such Company Share Option will, whether vested or unvested, be automatically canceled without any payment being made in respect thereof.

Termination, Company Termination Fee, Reverse Termination Fee, Expense Reimbursement and Enforcement Expenses

The Transaction Agreement contains certain customary termination rights, including that either party may terminate the Transaction Agreement if (a) the Transaction is not consummated on or before 11:59 p.m. London time on April 27, 2025 (the “End Date”); (b) a governmental authority of competent jurisdiction has issued a final non-appealable Order prohibiting or making illegal the Transaction; (c) the Company’s shareholders do not provide the requisite approvals for the Transaction at the applicable shareholder meetings; (d) the Court declines or refuses to sanction the Scheme (subject to the Company’s right to appeal).

In addition, Bidco may terminate the Transaction Agreement in certain circumstances, including if: (a) prior to obtaining shareholder approval, the Company Board has adversely changed its recommendation in favor of the Transaction, recommends an alternative transaction, fails to include its recommendation in the Scheme circular, makes a public recommendation in connection with a tender offer or exchange offer (other than against any alternative transaction) or fails to publicly reaffirm its recommendation of the Transaction on request by Bidco (subject to certain conditions) (each, a “Company Adverse Recommendation Change”) or (b) following an uncured breach by the Company of its representations, warranties or covenants that would cause a closing condition to not be satisfied.

In addition, the Company may terminate the Transaction Agreement in certain circumstances, including: (a) following an uncured breach by Bidco of its representations, warranties or covenants that would cause a closing condition to not be satisfied; (b) prior to obtaining shareholder approval, subject to certain requirements under the Transaction Agreement, in order to enter into a definitive agreement providing for a Superior Proposal; or (c) if Bidco fails to consummate the Transaction within five business days following delivery of a notice by the Company confirming that it stands ready, willing and able to consummate the transactions contemplated by the Transaction Agreement.

Under the Transaction Agreement, the Company will be required to pay to Bidco, in cash, an amount equal to $26,000,000 (the “Company Termination Fee”) if the Transaction Agreement is terminated (a) by Bidco if there is a Company Adverse Recommendation Change; (b) by the Company in order to enter into a definitive agreement providing for a Superior Proposal; (c) (i) by Bidco or the Company due to failure to (x) consummate the Transaction prior to the End Date, (y) receive the Company Shareholder Approvals or (z) obtain the Court sanction of the Scheme; (ii) by Bidco following an uncured breach by the Company of its representations, warranties or covenants that would cause a closing condition to not be satisfied; and in each of (i) and (ii), both (A) an alternative transaction has been communicated to the Company Board or publicly announced prior to (1) the End Date in the case of clause (i)(x), (2) prior to the company shareholder meeting in the case of clause (i)(y) and (3) prior to the date of the court hearing in the clause of clause (z) and (4) prior to the breach in the cause of clause (ii) and (B) within twelve months of such termination the Company enters into a definitive agreement or consummates an alternative transaction.

Under the Transaction Agreement, Bidco will be required to pay to the Company, in cash, an amount equal to $116,000,000 (the “Reverse Termination Fee”) if the Transaction Agreement is terminated by the Company (a) following an uncured breach by Bidco of its representations, warranties or covenants that would cause a closing condition to not be satisfied or (b) because Bidco failed to consummate the Transaction within five business days following delivery of a notice by the Company confirming that it stands ready, willing and able to consummate the transactions contemplated by the Transaction Agreement.

The Company will reimburse Bidco for its documented and out of pocket expenses, up to $12,500,000 (the “Expense Reimbursement”), if the Transaction Agreement is terminated (a) by either Bidco or the Company because (i) the Company Shareholder Approvals have not been obtained or (ii) the Court declines to sanction the Scheme, or (b) by Bidco following an uncured breach by the Company of its representations, warranties or covenants that would cause a closing condition to not be satisfied. In the event the Company Termination Fee becomes payable, it shall be reduced by the amount of the Expense Reimbursement.

In addition, if the Company commences a suit to obtain the Reverse Termination Fee or certain Bidco financing costs under the Transaction Agreement, or Bidco commences a suit to obtain the Company Termination Fee, then subject to the issuance of a favorable judgment, the Company or Bidco (as applicable) may recover enforcement expenses (including reasonable attorneys’ fees) up to $7,500,000.

Support Agreements

AQN Support Agreement

On May 27, 2024, in connection with the execution of the Transaction Agreement, AQN and Liberty, indirect and direct shareholders of the Company, respectively, entered into a Voting and Transaction Support Agreement with Bidco and the Company (the “AQN Support Agreement”). Under the terms of the AQN Support Agreement, AQN and Liberty have agreed, among other things, to vote their Company Shares in favor of the approval and authorization of the Transaction Agreement and the Scheme at the Company shareholder meetings and not to transfer any of their Company Shares, in each case subject to the terms of the AQN Support Agreement.

As of May 27, 2024, Liberty owned (and AQN had an indirect interest in) approximately 42.2% of the outstanding Company Shares. As described below, in connection with the Transaction and the Scheme, the Company has agreed to waive the voting restrictions set forth in Clause 3 of the Enhanced Cooperation Agreement, dated May 9, 2019, by and among AQN, Liberty Development (as defined below) and the Company (the “Enhanced Cooperation Agreement”). As a result, AQN and Liberty will be able to vote all of the Company Shares they hold in connection with the Transaction and the Scheme.

The AQN Support Agreement will terminate upon termination of the Transaction Agreement and certain other events specified therein, provided that if the Transaction Agreement is terminated due to the Company entering into a definitive transaction for a Superior Proposal, the AQN Support Agreement will only terminate if the consideration in such transaction is at least 3.5% higher than the Per Share Consideration set out in the Transaction Agreement.

AQN Letter Agreement

On May 27, 2024, in connection with the execution of the Transaction Agreement and the AQN Support Agreement, the Company, AQN and Liberty Development Energy Solutions B.V. (“Liberty Development”) entered into a letter agreement (the “AQN Letter Agreement”) pursuant to which, among other things:

◾	the Company agreed to waive the voting restrictions set forth in Clause 3 of the Enhanced Cooperation Agreement, solely in relation to the transactions contemplated by the Transaction Agreement;

◾	certain agreements between the Company, Liberty Development and AQN will terminate at the Effective Time;

◾
the Company agreed that AQN’s and Liberty Development’s obligations (i) under Article 4 of the Shareholders Agreement, dated March 5, 2018, by and among AQN, Liberty Development and the Company (the “Shareholders Agreement”), which governs the standstill and (ii) Clauses 2 and 3 of the Enhanced Cooperation Agreement, which govern the standstill and voting rights of AQN shall terminate upon the earliest of (a) the expiration of the Standstill Period (as defined in the Shareholders Agreement), (b) the termination of the Shareholders Agreement, (c) the termination of the Transaction Agreement and (d) the termination of the AQN Support Agreement; and

◾
the Company and AQN agreed that (i) the transfer restrictions in the Shareholder Agreement between AYES Canada, Algonquin Power Co., AYES International UK Limited and the Company (f/k/a Atlantica Yield plc), dated as of May 24, 2019 (the “AYES Canada Shareholders Agreement”) and the General Partnership Agreement, dated May 9, 2019, by and between Algonquin Power Co. and Atlantica Yield Energy Solutions Canada Inc. (the “Partnership Agreement”) do not apply to an indirect change of control to any of the parties to the AYES Canada Shareholders Agreement or the Partnership Agreement and (ii) a certain provision of the articles of association, if and when adopted in connection with the Scheme, shall govern any exercise of AQN’s exchange rights under such AYES Canada Shareholders Agreement.

Director Support Agreements

On May 27, 2024, in connection with the execution of the Transaction Agreement, certain directors of the Company (collectively, the “Directors”) entered into Voting and Transaction Support Agreements with Bidco (the “Director Support Agreements”). Under the terms of the Director Support Agreements, the Directors have agreed, among other things, to vote their Company Shares in favor of the approval and authorization of the Transaction Agreement and the Scheme at the shareholders meetings and, subject to certain exceptions, not to transfer any of their Company Shares.

As of May 27, 2024, the Directors owned an aggregate of less than 1% of the outstanding Company Shares. The Director Support Agreements will terminate upon termination of the Transaction Agreement and certain other events specified therein.

General

If the proposed transaction is consummated, the Company Shares will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

The foregoing descriptions of the Transaction Agreement, the AQN Support Agreement, the AQN Letter Agreement and the form Director Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, the AQN Support Agreement, the AQN Letter Agreement and the form Director Support Agreement, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto and incorporated herein by reference. The Transaction Agreement, the AQN Support Agreement, the AQN Letter Agreement and the form Director Support Agreement have been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Company or any of its shareholders. The representations, warranties and covenants contained in the Transaction Agreement, AQN Support Agreement, the AQN Letter Agreement and the form Director Support Agreement were made only for the purposes of such agreement as of the specific dates therein, were made solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement, AQN Support Agreement, the AQN Letter Agreement or the form Director Support Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Transaction Agreement AQN Support Agreement, the AQN Letter Agreement or the form Director Support Agreement, as relevant, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should read the representations and warranties in the Transaction Agreement not in isolation but only in conjunction with the other information about the Company, Bidco and their respective subsidiaries, affiliates and businesses that the respective companies include in reports, statements and other filings they may make with the U.S. Securities and Exchange Commission.

Press Release

On May 28, 2024, the Company issued a press release announcing the execution of the Transaction Agreement. A copy of the press release issued by the Company is attached as Exhibit 99.5 hereto and incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the Transaction. The Company intends to furnish to the U.S. Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its shareholders a scheme circular in connection with the Transaction (the “Scheme Circular”). This communication is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://www.atlantica.com/web/en/investors/).

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the Transaction and the Scheme, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the Scheme.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, including the Company Shareholder Approvals, the sanction of the Scheme by the Court or the satisfaction of other closing conditions to consummate the Transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement or any unanticipated difficulties or expenditures relating to the proposed Transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the Transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the Transaction or any further announcements or the consummation of the Transaction on the market price of Atlantica’s shares and, if the Transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed Transaction and the dedication of substantial resources of the Company to the completion of the Transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the Company Termination Fee pursuant to the terms of the Transaction Agreement; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

NO OFFER OR SOLICITATION

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction Agreement, dated as of May 27, 2024, by and between Bidco and the Company.
99.2	Voting and Transaction Support Agreement, dated as of May 27, 2024, by and among Bidco, the Company, Algonquin Power & Utilities Corp. and Liberty (AY Holdings), B.V.
99.3	Letter Agreement, dated as of May 27, 2024, by and among the Company, Algonquin Power & Utilities Corp. and Liberty Development Energy Solutions B.V.
99.4	Form of Voting and Transaction Support Agreement, dated as of May 27, 2024, by and between Bidco and certain Directors.
99.5	Press Release of the Company, dated May 28, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Francisco Martinez-Davis
		Name:	Francisco Martinez-Davis
		Title:	Chief Financial Officer